As filed with the Securities and Exchange Commission on December 11, 2009

Registration No. 333- __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
_____________________

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________

COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	CHS/COMMUNITY HEALTH SYSTEMS, INC. (Exact name of registrant as specified in its charter)	13-3893191 (I.R.S. Employer Identification Number)
Delaware (State or other jurisdiction of incorporation or organization)	4000 Meridian Boulevard Franklin, TN 37067 (Address of principal executive offices)	76-0137985 (I.R.S. Employer Identification Number)
CHS/Community Health Systems, Inc. Deferred Compensation Plan
CHS NQDCP
(Full title of the plans)

________________________

Rachel A. Seifert
Senior Vice President, Secretary and General Counsel
4000 Meridian Boulevard
Franklin, TN 37067
(615) 465-7349

 (Name, address, and telephone number of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Deferred Compensation Obligations (2)	$10,000,000	100%	$10,000,000	$558
Deferred Compensation Obligations (3)	$50,000,000	100%	$50,000,000	$2,790
Deferred Compensation Obligations (Total)	$60,000,000	100%	$60,000,000	$3,348

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 (h) of the Securities Act.
(2)
Deferred compensation obligations under the CHS/Community Health Systems, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) to pay deferred compensation in the future in accordance with the terms of such plan.

(3)	Deferred compensation obligations under the CHS NQDCP (the “NQDCP”) to pay deferred compensation in the future in accordance with the terms of such plan.

EXPLANATORY NOTE

The purpose of this Registration Statement is to register $60,000,000 of deferred compensation obligations under the Deferred Compensation Plan and the NQDCP, in the aggregate, topay deferred compensation in the future in accordance with the terms of such plans.

References to “us,” “our,” “we,” “the Company” and “the Registrants” shall mean Community Health Systems, Inc., a Delaware corporation and its wholly-owned subsidiary CHS/Community Health Systems, Inc., a Delaware corporation, unless the context otherwise requires.  “Community Health” refers to Community Health Systems, Inc. and “CHS” refers to CHS/Community Health Systems, Inc.

PART I

The documents containing the information specified in Part I of Form S-8 will be sent or given to plan participants as specified in Rule 428(b)(1) promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act.  Such documents need not be filed with the SEC either as part of this Registration Statement or as prospectuses or prospectus supplementals pursuant to Rule 424.  These documents and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THIS REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference

The SEC allows us to “incorporate by reference” information into this Registration Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Registration Statement, and later information that we file with the SEC will automatically update this Registration Statement. We incorporate by reference:

(a)
Our Annual Report filed on Form 10-K for the year ended December 31, 2008, filed on February 27, 2009, which contains the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2008;

(b)	Our Quarterly Reports on Form 10-Q filed on April 29, 2009, July 31, 2009 and October 30, 2009 for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, respectively; and

(c)	Our Current Reports on Form 8-K filed on February 27, 2009, May 11, 2009 and May 21, 2009.

In addition, any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

Effective January 1, 2009, the Company adopted a newly effective accounting standard relating to noncontrolling interests in consolidated financial statements, as described more fully in our 2009 unaudited interim consolidated financial statements, as previously issued. The adoption of this new standard did not have a material impact on our financial condition, results of operations or cash flows. However, it did impact the presentation and disclosure of noncontrolling (minority) interests in our consolidated financial statements. As a result of the retrospective presentation and disclosure requirements of the standard, the Company will be required to reflect the change in presentation and disclosure for all periods presented in future filings.

The principal effect on the prior year consolidated balance sheets is summarized as follows (in thousands):

	December 31,
Consolidated Balance Sheets	2008	2007
Equity, as previously reported	$1,672,865	$1,710,804
AAdjustments to noncontrolling interests for adoption of accounting standards	28,266	39,513
Equity, as adjusted	$1,701,131	$1,750,317

Additionally, adopting this standard had the effect of reclassifying earnings attributable to noncontrolling interest in the consolidated statement of income from minority interest in earnings used in deriving income from continuing operations to a separate caption titled net income attributable to noncontrolling interests.  This newly captioned line item is presented as a reduction to net income to arrive at net income attributable to Community Health Systems, Inc. in the consolidated statement of income. Thus, as a result of adopting this new standard net income for the years ending December 31, 2008 and 2007 as presented in our Form 10-K for the year ending December 31, 2009 will increase by approximately $40.1 million and $15.2 million, respectively and net income attributable to Community Health Systems, Inc. will be equal to net income as previously reported prior to the adoption of this standard.

            In addition, any future filings made by the Company with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such documents.

            Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

            Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference in this prospectus, without charge, by written or oral request directed to CHS Investor Relations, Community Health Systems Professional Services Corp., 4000 Meridian Boulevard, Franklin, TN, telephone (615) 465-7000, on the “Investor Relations” section of the CHS website at http://www.chs.net/investor/index.htm or from the SEC through the SEC’s website at the address provided above. Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Item 4.      Description of Securities

A.  Obligations under the Deferred Compensation Plan

The securities offered under this Registration Statement include $10,000,000 of deferred compensation obligations of CHS which may be offered pursuant to the Deferred Compensation Plan to certain members of management and other highly compensated employees of CHS’ management subsidiary and certain other affiliates. The obligations are unfunded and unsecured obligations of CHS to pay deferred compensation in the future in accordance with the terms of the Deferred Compensation Plan. The obligations rank pari passu with the other unsecured indebtedness of CHS.  Community Health guarantees the obligations of CHS under the Deferred Compensation Plan.  CHS has entered into a trust arrangement in respect of the Deferred Compensation Plan, which trust holds money or other property delivered to the trustee for payment of benefits under the Deferred Compensation Plan.  However, such arrangement does not, and is not intended to, change the status of the obligations as unsecured general obligations of CHS.

 The amount of compensation deferred by participants is determined based on participant elections made in accordance with the provisions of the Deferred Compensation Plan. Under the Deferred Compensation Plan, participants may defer all or a portion of their annual base salary and bonus in any calendar year.  Prior to 2009, CHS and/or its affiliates made certain contributions to participants’ accounts.  After 2008, no Company contributions will be made under the Deferred Compensation Plan.  Participants are fully vested in their deferral contributions at all times.  However, contributions made by CHS and/or its affiliates, if any, become vested ratably on the first, second, third, fourth and fifth completed years of service by a participant.

CHS’ aggregate obligation under the Deferred Compensation Plan at any given time is equal to the sum of participants’ aggregate account balances at such time.  Participants’ accounts increase or decrease based on the hypothetical investment of the account balances in one or more investment funds, and are credited and debited in accordance with the actual financial performance of such funds.  Participants elect the investment funds in which their accounts are hypothetically invested.  If a participant fails to make an election, the account will be deemed to be invested in a money market or similar fund.  These investment funds are merely used as the basis for measuring the value of participants’ accounts.  CHS is not required to actually invest in any of these funds.

Participants are entitled to receive distribution of their vested accounts generally upon a termination of employment (including by reason of death).  However, participants may elect to receive all or a portion of their accounts on a specified date or dates.  Distributions may be made to participants in annual installments over five or ten years or in a lump sum based on participants’ elections.

In the event of a Change In Control (as defined in the Plan, and which is defined differently in the Deferred Compensation Plan for amounts deferred before 2005 and for amounts deferred after 2004), all amounts in participants’ accounts will be distributed in a lump sum no earlier than 10 days or later than 45 days after the Change in Control.  Also, in the event of an unforeseeable emergency, participants may apply to have all or a portion of their vested accounts distributed to them.  In these circumstances, CHS’s retirement committee may distribute to participants an amount determined as reasonably necessary to satisfy the emergency need.

            A participant’s interest in his or her accounts under the Deferred Compensation Plan generally cannot be assigned, transferred, garnished, pledged or encumbered by the participant.  CHS has reserved the right to amend or terminate the Deferred Compensation Plan at any time, provided that no such amendment or termination may adversely affect any benefits earned prior to the date of such amendment or termination.

B.	Obligations under the NQDCP

The securities offered under this Registration Statement include $50,000,000 of deferred compensation obligations of CHS which may be offered pursuant to the NQDCP to certain members of management and other highly compensated employees of CHS and its participating affiliates.  The obligations are unfunded and unsecured obligations of CHS to pay deferred compensation in the future in accordance with the terms of the NQDCP. The obligations rank pari passu with the other unsecured indebtedness of CHS.  Community Health guarantees the obligations of CHS under the NQDCP.  CHS has entered into a trust arrangement in respect of the NQDCP, which trust holds money or other property delivered to the trustee for payment of benefits under the NQDCP.  However, such arrangement does not, and is not intended to, change the status of the obligations as unsecured general obligations of CHS.

The amount of compensation deferred by participants is determined based on participant elections made in accordance with the provisions of the NQDCP.  Under the NQDCP, participants may defer up to 75% of their annual base salary and up to 100% their bonus in any calendar year.  In addition to participant deferrals, CHS and/or its affiliates may make discretionary contributions to participants’ accounts for any year.  Participants are fully vested in their deferral contributions at all times.  However, employer discretionary credits made by CHS and/or its affiliates, if any, become vested once participants have completed three years of service (or, if earlier, upon death or reaching age 65 or reaching age 55 with 10 years of service).  Other employer credits vest as indicated by the employer prior to the time of contribution.

CHS’ aggregate obligation under the NQDCP at any given time is equal to the sum of participants’ aggregate account balances at such time.  Participants’ accounts increase or decrease based on the hypothetical investment of the account balances in one or more investment funds, and are credited and debited in accordance with the actual financial performance of such funds.  Participants elect the investment funds in which their accounts are hypothetically invested.  If a participant fails to make an election, CHS’s retirement committee determines the investment allocation of such participant’s accounts.  These investment funds are merely used as the basis for measuring the value of participants’ accounts.  CHS is not required to actually invest in any of these funds.

Participants are entitled to receive distribution of their vested accounts generally upon a termination of employment (including by reason of death).  However, participants may elect to receive all or a portion of their accounts on a specified date or dates.  Distributions generally will be made in a lump sum.  However, participants may elect to receive distributions in a lump sum or in installments over a term not to exceed 15 years, in the case of a separation from service occurring after participants reach age of 65, or reach age 55 with 10 years of service.  Also, in the event of an unforeseeable emergency, participants may apply to CHS’ retirement committee to have all or a portion of their vested accounts distributed to them.

A participant’s interest in his or her accounts under the NQDCP generally cannot be assigned, transferred, garnished, pledged or encumbered by the participant.  CHS has reserved the right to amend or terminate the NQDCP at any time, provided that no amendment may reduce the balance in any participant’s account and upon the termination of the NQDCP, all benefits under the NQDCP may be distributed to participants as provided in the plan.

Item 5.     Interests of Named Experts and Counsel

The validity of the issuance of Deferred Compensation Obligations offered by the Registration Statement will be passed upon for the Registrant by Rachel A. Seifert, Senior Vice President, General Counsel and Secretary of the Registrant.  As of September 30, 2009, Ms. Seifert owned 92,111 shares (of which 57,001 shares are subject to time vesting restrictions) of Common Stock, and held stock options to purchase 160,000 shares of Common Stock of the Registrant.  Ms. Seifert also participates in the Deferred Compensation Plan and may be entitled to benefits under that plan.

Item 6.      Indemnification of Directors and Officers

A.  Community Health Systems, Inc.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful.  A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

                The Restated Certificate of Incorporation of Community Health Systems, Inc. (“Community Health”) provides that its directors shall not be personally liable to Community Health or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law.  The Restated Certificate of Incorporation and Restated By-Laws provide that the directors and officers of Community Health shall be indemnified to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Community Health, except with respect to any matter that such director or officer has been adjudicated not to have acted in good faith or in the reasonable belief that his action was in the best interests of Community Health.

               Community Health has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation and Restated By-Laws.  These agreements, among other things, indemnify directors and officers of Community Health to the fullest extent permitted by Delaware law for certain expenses (including attorneys’ fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person’s service as a director or officer of Community Health or an affiliate of Community Health.

                Policies of insurance are maintained by Community Health under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

B.            CHS/Community Health Systems, Inc.

CHS/Community Health Systems, Inc.’s Restated Certificate of Incorporation provides that its directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware law. The By-laws of CHS/Community Health Systems, Inc. provide for the indemnification of all current and former directors and officers to the fullest extent permitted by Delaware law.

Item 7.     Exemption from Registration Claimed

Not applicable.

Item 8.    Exhibits

Exhibit No.	Description of Exhibit
4.1*	CHS/Community Health Systems, Inc. Deferred Compensation Plan, effective as of January 1, 2008.
4.2*	CHS NQDCP, effective as of September 1, 2009.
4.3*	CHS NQDCP Adoption Agreement, executed as of August 11, 2009.
4.4*	Guarantee, dated December 9, 2009, made by Community Health in favor of CHS with respect to CHS’ payment obligations under the Deferred Compensation Plan and the NQDCP.
5.1*	Opinion of Rachel A. Seifert.
23.1	Consent of Rachel A. Seifert (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP.
______________________

* filed herewith

Item 9.	Undertakings
	(a)	The undersigned Registrants hereby undertake:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
			(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrants pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)
The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, CHS/Community Health Systems, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on December 11, 2009.

Community Health Systems, Inc. (Registrant)
By:	/s/ Wayne T. Smith
	Name:	Wayne T. Smith
	Title:	Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wayne T. Smith	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	December 11, 2009
Wayne T. Smith
/s/ W. Larry Cash	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	December 11, 2009
W. Larry Cash
/s/ T. Mark Buford	Vice President and Chief Accounting Officer (principal accounting officer)	December 11, 2009
T. Mark Buford
/s/ John A. Clerico	Director	December 11, 2009
John A. Clerico
/s/ John A. Fry	Director	December 11, 2009
John A. Fry
/s/ Harvey Klein, M.D.	Director	December 11, 2009
Harvey Klein, M.D.
/s/ Julia B. North	Director	December 11, 2009
Julia B. North
/s/ H. Mitchell Watson, Jr.	Director	December 11, 2009
H. Mitchell Watson, Jr.

Constituting a majority of the Board of Directors of Community Health Systems, Inc.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
4.1*	CHS/Community Health Systems, Inc. Deferred Compensation Plan, effective as of January 1, 2008.
4.2*	CHS NQDCP, effective as of September 1, 2009.
4.3*	CHS NQDCP Adoption Agreement, executed as of August 11, 2009.
4.4*	Guarantee, dated December 9, 2009, made by Community Health in favor of CHS with respect to CHS’ payment obligations under the Deferred Compensation Plan and the NQDCP.
5.1*	Opinion of Rachel A. Seifert.
23.1	Consent of Rachel A. Seifert (included in Exhibit 5.1).
23.2*	Consent of Deloitte & Touche LLP.
______________________
* filed herewith